UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Notice of Special Meeting of Shareholders and Management Information Circular.

2.	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name: Title:	David Blackley Chief Financial Officer

Date: March 17, 2012

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

APRIL 5, 2012

March 7, 2012

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD

ON APRIL 5, 2012

NOTICE IS HEREBY GIVEN that a special meeting of holders of voting common shares (the “Shareholders”) of North American Energy Partners Inc. (the “Corporation”) will be held at the Corporation’s offices at 2400 – 500 4th Avenue South West, Calgary, Alberta on the 5th day of April, 2012, at 1:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

1.

to consider and, if thought advisable, approve, ratify and confirm the adoption of the Shareholder Rights Plan of the Corporation adopted by the Board of Directors of the Corporation on October 7, 2011 between the Corporation and CIBC Mellon Trust Company, as rights agent; and

2.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

A proxy accompanies this notice.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with Proxy Dept., Canadian Stock Transfer Company Inc.*, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 (Toll Free: 1-866-781-3111 Canada & US Only) no later than 1:00 p.m. (Mountain Time), on April 4, 2012 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. The time limit for deposit of proxies may be waived by the Chairman at his discretion without notice.

If you have any questions or require additional information with regards to the voting of your shares, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., toll-free within North America at 1-866-676-3008.

DATED at Calgary, Alberta, this 7th day of March, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN ENERGY PARTNERS INC.

(Signed) “David Blackley”
Chief Financial Officer

*	Canadian Stock Transfer Company Inc. acts as the Administration Agent for CIBC Mellon Trust Company

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Energy Partners Inc. (the “Corporation”, “NAEP”, “our” or “we”) for use at the special meeting (the “Meeting”) of holders of voting common shares (“Common Shares”) of the Corporation (the “Shareholders”) to be held at the Corporation’s office at 2400 – 500 4th Avenue South West, Calgary, Alberta on the 5th day of April, 2012, at 1:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting, dated March 7, 2012 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose. The Notice of Meeting, Proxy and this Information Circular will be mailed to Shareholders commencing on or about March 12, 2012. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

The Corporation has retained Georgeson Shareholder Communications Canada Inc. (“Georgeson”) in connection with the solicitation of proxies. For this service, and other advisory services, Georgeson will be paid a management fee of $40,000, plus out of pocket expenses. If you have any questions about the information contained in this document or require assistance in completing your proxy form please contact our proxy solicitation agent, Georgeson, at 1-866-676-3008.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “forecast”, “continue”, “position” or the negative of those terms or other variations of them or comparable terminology.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada, including, but not limited to, our most recent annual and interim management’s discussion and analysis.

RECORD DATE

The record date (the “Record Date”) for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting is February 27, 2012. Only Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Proxy Dept., Canadian Stock Transfer Company Inc.*, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 (Toll Free: 1-866-781-3111 Canada & US Only), together with a copy to the Secretary of the Corporation at North American Energy Partners Inc., Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NAEP. Every Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A Shareholder desiring to appoint some other person (who need not be a shareholder of NAEP) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to Proxy Dept., Canadian Stock Transfer Company Inc., P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 (Toll Free:1-866-781-3111 Canada & US Only) no later than 1:00 p.m. (Mountain Time) on April 4, 2012 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. The time limit for deposit of proxies may be waived by the Chairman at his discretion without notice. A Proxy must be signed by a Shareholder or its attorney duly authorized in writing or, if a Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of

*	Canadian Stock Transfer Company Inc. acts as the Administration Agent for CIBC Mellon Trust Company

which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name, and thus are considered non-registered shareholders. Shareholders who do not hold their Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those of the United States applicable to proxy statements under the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of Common Shares and an unlimited number of non-voting common shares. As at February 27, 2012, there were a total of 36,251,006 Common Shares outstanding and no non-voting common shares outstanding. Each Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting.

To the knowledge of the Corporation’s directors and executive officers, the following individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10% of the voting rights attached to the Common Shares:

Name of Beneficial Owner	Number of Common Shares	% of Outstanding Common Shares
Harbinger Group Inc. (a)	6,974,410	19.24
Sterling Group Partners I, L.P. (b)	4,626,265	12.76
Richard Perry (c)	4,598,466	12.69

(a)	Harbinger Group Inc. may be deemed to beneficially own 6,974,410 Common Shares. Such shares are held in the name of HGI Funding, LLC, which is a direct, wholly-owned subsidiary of Harbinger Group Inc.

(b)

Sterling Group Partners I GP, L.P. is the sole general partner of Sterling Group Partners I, L.P. Sterling Group Partners I GP, L.P. has five general partners, each of which is wholly-owned by one of Frank J. Hevrdejs, William C. Oehmig, T. Hunter Nelson, John D. Hawkins and C. Kevin Garland. Each of these individuals disclaims beneficial ownership of the shares owned by Sterling Group Partners I, L.P. Sterling Group Partners I, L.P. is an affiliate of The Sterling Group, L.P.

(c)

Perry Partners, L.P. directly holds 2,161,361 Common Shares. Perry Luxco S.A.R.L. directly holds 1,718,443 Common Shares. Perry Partners International, Inc. directly holds 718,662 Common Shares. Richard Perry is the President and sole shareholder of Perry Corp., which is the investment manager of Perry Partners International, Inc. and the managing general partner of Perry Partners, L.P. Perry Partners International, Inc. is the indirect sole shareholder of the class of securities owned by Perry Luxco S.A.R.L. As such, Mr. Perry may be deemed to have beneficial ownership over the respective Common Shares owned by Perry Luxco S.A.R.L., Perry Partners, L.P. and Perry Partners International, Inc. Mr. Perry disclaims such beneficial ownership, except to the extent of his pecuniary interest, if any, therein. Perry Corp. is an affiliate of Perry Strategic Capital Inc.

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty (20%) percent of the outstanding Common Shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of Shareholders as of the Record Date has been used to deliver to Shareholders the Notice of Meeting and this Information Circular as well as to determine the Shareholders who are eligible to vote.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Approval of Shareholder Rights Plan

The Corporation adopted and entered into a shareholder rights plan agreement (the “Shareholder Rights Plan”) with CIBC Mellon Trust Company on October 7, 2011.

At the meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution, the full text of which is attached hereto as Schedule “A” (the “Shareholder Rights Plan Resolution”). If the Shareholder Rights Plan Resolution is approved at the meeting, the Shareholder Rights Plan will continue in effect. If the Shareholder Rights Plan Resolution is not approved, the Shareholder Rights Plan will terminate as of the date of termination of the Meeting.

Purpose of Shareholder Rights Plan

The Corporation is not aware of any specific take-over bid for securities of the Corporation that has been made or is contemplated. The purpose of the Shareholder Rights Plan is to ensure that all Shareholders are, to the extent possible, treated fairly in any transaction involving a change of control of the Corporation and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Shareholder Rights Plan encourages potential acquirers to make a Permitted Bid (as defined in the Shareholder Rights Plan) or, alternatively, to negotiate the terms of any offer for Common Shares with the Board of Directors.

Time to Consider Bid

Under Canadian securities legislation, a take-over bid generally means an offer to acquire voting or equity securities of a corporation that, together with the shares already owned by the bidder and certain joint actors, amount to 20% or more of the outstanding securities of that class. The minimum period that a take-over bid must remain open for acceptance is 35 days. The Board of Directors is of the view that 35 days constitutes an insufficient amount of time to permit the directors and shareholders to assess an offer, and to allow the directors to negotiate with the offeror, solicit competing offers, consider alternative transactions, and otherwise take the actions appropriate in the circumstances. The Shareholder Rights Plan gives the Board of Directors and shareholders more time to consider a take-over bid by requiring an offeror to make a “Permitted Bid” if it wishes to proceed without negotiating with the Board of Directors and without triggering the Shareholder Rights Plan.

In order to qualify as a Permitted Bid, the bid must meet certain minimum conditions. A Permitted Bid must, among other things, be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Common Shares held by Independent Shareholders (as defined below) have been deposited or tendered and not withdrawn. “Independent Shareholders” include all holders of Common Shares other than (i) a person who is the beneficial owner of 20% or more of the Common Shares subject to certain exceptions (an “Acquiring Person”), (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) persons acting “jointly or in concert” with an Acquiring Person or offeror, and (v) employee benefit, stock purchase or certain other plans or trusts for employees of the Corporation unless the beneficiaries of such plans or trusts direct the voting and tendering to a takeover bid of the Common Shares.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid that the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted Common Shares. In the case of a partial bid where the Acquiring Person or an offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares, the pressure to tender may be more significant. The Shareholder Rights Plan addresses this concern by incorporating a shareholder approval mechanism as part of the Permitted Bid definition, which provides that no Common Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Common Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. In addition, a Permitted Bid must remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Common Shares have been deposited. The Shareholder Rights Plan therefore allows shareholders to make an initial decision to tender based on the merits of the bid and provides an opportunity for the shareholder to tender once it is clear that the bid has received a sufficient level of support to proceed, thereby lessening concern about undue pressure to tender to the bid.

Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of a corporation without paying full value, without obtaining shareholder approval and without treating all shareholders equally. For example, an acquirer could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, which premium is not shared by the other shareholders. In addition, a person could accumulate Common Shares over time through market transactions in reliance on an exemption from the take-over bid requirements that may result in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among shareholders. Under the Shareholder Rights Plan, if it is to qualify as a Permitted Bid, any offer to acquire Common Shares, which together with the Common Shares held by the acquirer and its joint actors, would constitute 20% or more of the Corporation’s Common Shares must be made to all holders of Common Shares.

Mechanics of the Shareholder Rights Plan

Issuance of Rights

One right (a “Right”) has been issued to the shareholders of record as of the close of business on October 21, 2011 in respect of each of the outstanding Common Shares. One Right also will be issued in respect of each Common Share issued after October 21, 2011 and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined under the Shareholder Rights Plan).

Rights Not Exercisable until the “Separation Time”

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time. Unless deferred by the Board of Directors in the circumstances permitted by the Shareholder Rights Plan, the Separation Time would generally be the close of business on the tenth trading day after the earlier of:

(a)

a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (i.e. become an Acquiring Person) other than as a result of, among other things, (i) a reduction in the number of Common Shares outstanding, (ii) a “Permitted Bid” or a “Competing Permitted Bid” (each as defined under the Shareholder Rights Plan), (iii) certain specified “Exempt Acquisitions” (as defined below), (iv) an acquisition by a person of Common Shares pursuant to a stock dividend, stock split or other “Pro Rata Acquisition” (as defined in the Shareholder Rights Plan), and (v) an acquisition by a person of Common Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Common Share received by a person pursuant to (ii), (iii) or (iv), above;

(b)

the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Common Shares that are subject to the bid together with the Common Shares beneficially owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Common Shares; and

(c)	the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such.

An “Exempt Acquisition” would include the acquisition of Common Shares or securities convertible into Common Shares (i) in respect of which the Board of Directors has waived the application of the Shareholder Rights Plan, (ii) pursuant to a distribution made under a prospectus or private placement provided that the person does not increase his, her or its ownership percentage through such transaction, (iii) pursuant to an amalgamation, arrangement or other statutory procedure requiring shareholder approval, (iv) pursuant to equity compensation plans of the Corporation, (v) pursuant to other contractual arrangements in respect of a Common Share acquisition from treasury entered into by the Corporation after the date of the Shareholder Rights Plan provided that the person does not increase his, her or its ownership percentage through such transaction, or (vi) pursuant to the exercise of Rights.

Exercise Price of Rights and Flip-in Events

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price (as defined under the Shareholder Rights Plan). The initial Exercise Price under each Right is five times the Market Price at the Separation Time. “Market Price” is generally defined as the average of the daily closing prices per Common Share on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.

In order to deter a potential acquirer from becoming an Acquiring Person, which is referred to as a “Flip-in Event”, the number of shares issuable on the exercise of a Right is adjusted. Following a Flip-in Event, each Right entitles the holder thereof to receive, upon exercise, such number of Common

Shares as have an aggregate Market Price (as of the date of the Flip-in Event) equal to twice the then Exercise Price for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or certain transferees of any such person, will be void. Accordingly, the Acquiring Person would experience significant dilution if a Flip-in Event occurs. A Flip-in Event does not include acquisitions approved by the Board of Directors (to the extent permitted by the Shareholder Rights Plan) or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

For example, if the Common Shares have a Market Price of $10.00 at the date relevant for determination. Following the Separation Time, but prior to a Flip-in Event, a shareholder who owns one Common Share would be entitled to exercise a Right and acquire one additional Common Share in exchange for a cash payment of $50.00. Following a Flip-in Event, the same shareholder (unless it has become as Acquiring Person) would be entitled to exercise the Right and acquire 10 additional Common Shares having a total value of $100.00 for the Exercise Price of $50.00 (i.e. one-half of the Market Price per Common Share). By permitting holders of Rights other than an Acquiring Person to acquire Common Shares at a discount to the Market Price, the Rights have the potential to cause substantial dilution to an Acquiring Person. Accordingly, the Shareholder Rights Plan acts as a deterrent to potential Acquiring Persons and provides an incentive for them to make a Permitted Bid, negotiate with the Board of Directors to avoid application of the Shareholder Rights Plan or apply to the securities regulators to have the Shareholder Rights Plan cease-traded.

Principal Terms of the Shareholder Rights Plan

A summary of the principal terms and conditions of the Shareholder Rights Plan is contained in Schedule “B” attached to this Circular. The summary of the Shareholder Rights Plan attached to this Circular is qualified in its entirety to the complete text of the Shareholder Rights Plan. Copies of the Shareholder Rights Plan are available under the Corporation’s profile at www.sedar.com, the Securities and Exchange Commission’s Website at www.sec.gov or upon request from the Corporation. Shareholders wishing to receive a copy of the Shareholder Rights Plan should submit their request to the Corporation.

Form of Resolution and Vote Required

A copy of the full text of the Shareholder Rights Plan Resolution is attached to this Circular as Schedule “A”. In order to be effective, the Shareholder Rights Plan Resolution must be approved by not less than a majority of the votes cast by all shareholders present or represented by proxy at the meeting.

TSX Acceptance

The Toronto Stock Exchange has informed the Corporation that it has accepted notice for filing of the Shareholder Rights Plan conditional upon, among other things, Shareholder ratification of the Shareholder Rights Plan.

Directors’ Recommendation

On October 7, 2011, the Board of Directors determined that the adoption of the Shareholder Rights Plan was in the best interests of the Corporation. The Board of Directors unanimously recommends that all Shareholders vote FOR the Shareholder Rights Plan Resolution attached as Schedule “A” to this Circular.

2.	Other Matters

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or informed person of the Corporation, nor any associate or any affiliate of any such director or informed person, has had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s most recently completed fiscal year

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Energy Partners Inc., Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6:

(1)

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 31, 2011 together with the accompanying Auditor’s Report. the annual MD&A and the annual Canadian Supplement to the MD&A;

(2)	this Information Circular; and

(3)	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements, MD&A and Canadian Supplement to the MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by Shareholders require a simple majority of the Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Calgary, Alberta, this 7th day of March, 2012.

(Signed) “David Blackley”
Chief Financial Officer

SCHEDULE A

SHAREHOLDER RIGHTS PLAN RESOLUTION

BE IT RESOLVED THAT:

(a)	the shareholder rights plan agreement effective as of October 7, 2011 between the Corporation and CIBC Mellon Trust Company, as rights agent, is hereby approved, ratified and confirmed; and

(b)

any one director or officer of the Corporation is hereby authorized and directed to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such other confirmations, instruments, agreements, certificates and other documents and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.

SCHEDULE B

SUMMARY OF SHAREHOLDER RIGHTS PLAN

North American Energy Partners Inc. (the “Corporation”) adopted and entered into a shareholder rights plan agreement (the “Shareholder Rights Plan”) with Computershare Investor Services Inc. on October 7, 2011.

The summary of the Shareholder Rights Plan set out herein only includes the material terms and conditions of the Shareholder Rights Plan. The summary is qualified by and is subject to the full terms and conditions of the Shareholder Rights Plan. The full text of the Shareholder Rights Plan is contained in the agreement (the “Agreement”) dated as of October 7, 2011, between the Corporation and CIBC Mellon Trust Company, as rights agent. The Agreement is subject to ratification and confirmation by Shareholders at the Corporation’s Special Meeting of Shareholders (the “Meeting”), where it must be approved by not less than a majority of the votes cast by all Shareholders present or represented by proxy at the Meeting.

Term

If approved at the Meeting, the Shareholder Rights Plan shall expire at the close of the third annual meeting of Shareholders following the Meeting, unless the term is otherwise extended in accordance with the terms of the Shareholder Rights Plan.

Issuance of Rights

The Shareholder Rights Plan provides that one right (a “Right”) be issued to Shareholders of record as of the close of business on October 21, 2011 in respect of each of the outstanding Common Shares, as well as in respect of each Common Share issued after the effective date of the Agreement and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined in the Shareholder Rights Plan).

Trading of Rights

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights will not be sent to the Shareholders. Certificates for the Common Shares issued after the effective date of the Shareholder Rights Plan will contain a notation incorporating the Shareholder Rights Plan by reference. Until the Separation Time, or earlier termination or expiry of the Rights, the Rights are evidenced by and transferred with the associated Common Shares and the surrender for transfer of any certificate representing Common Shares also will constitute the surrender for transfer of the Rights associated with those Common Shares. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated Common Shares. The initial “Exercise Price” under each Right in order to acquire a Common Share is five times the Market Price at the Separation Time. “Market Price” is generally defined as the average of the daily closing prices per Common Share on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the Separation Time, which, unless deferred by the Board of Directors in the instances permitted by the Shareholder Rights Plan, is generally the close of business on the tenth trading day after the earliest to occur of:

(a)	a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (i.e.

become an Acquiring Person) other than as a result of, among other things, (i) a reduction in the number of Common Shares outstanding, (ii) a “Permitted Bid” or a “Competing Permitted Bid” (each as defined below), (iii) certain specified “Exempt Acquisitions” (as defined below), (iv) an acquisition by a person of Common Shares pursuant to a stock dividend, stock split or other “Pro Rata Acquisition” (as defined in the Shareholder Rights Plan), and (v) an acquisition by a person of Common Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Common Share received by a person pursuant to (ii), (iii) or (iv), above;

(b)

the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Common Shares subject to the bid, together with the Common Shares beneficially owned by that person (including affiliates, associates and others acting jointly or in concert therewith), would constitute 20% or more of the outstanding Common Shares; and

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.

An “Exempt Acquisition” would include the acquisition of Common Shares or securities convertible into Common Shares (i) in respect of which the Board of Directors has waived the application of the Shareholder Rights Plan, (ii) pursuant to a distribution made under a prospectus or private placement provided that the person does not increase his, her or its ownership percentage in such transaction, (iii) pursuant to an amalgamation, arrangement or other statutory procedure requiring Shareholder approval, (iv) pursuant to equity compensation plans of the Corporation, (v) pursuant to other contractual arrangements in respect of a Common Share acquisition from treasury entered into by the Corporation after the date of the Shareholder Rights Plan provided that the person does not increase his, her or its ownership percentage in such transaction, and (vi) pursuant to the exercise of Rights.

An Acquiring Person does not include a holder of 20% or more of the outstanding Common Shares on the date the Shareholder Rights Plan was implemented (a “Grandfathered Person”), provided that such Grandfathered Person acquires no more Common Shares, other than through one of the exemptions set out in the Shareholder Rights Plan. As of the date of this Information Circular, there are no Grandfathered Persons under the Shareholder Rights Plan.

As soon as practicable following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Common Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

When Rights Become Exercisable

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price. Following a transaction that results in a person becoming an Acquiring Person (a “Flip-in Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares that have an aggregate market value (as of the date of the Flip-in Event) equal to twice the then Exercise Price for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or certain transferees of any such person, will be void. By permitting holders of Rights other than an Acquiring Person to acquire Common Shares at a discount to the Market Price, the Rights have the potential to cause substantial dilution to an Acquiring Person. Accordingly, the Shareholder Rights Plan acts as a deterrent to potential Acquiring Persons and forces them to either make a Permitted Bid or negotiate with the Board of Directors to avoid application of the Shareholder Rights Plan.

Permitted Bids

The Shareholder Rights Plan includes a “Permitted Bid” concept whereby a take-over bid will not trigger a separation of the Rights (and will not cause the Rights to become exercisable) if the bid meets certain conditions. A “Permitted Bid” is defined as an offer to acquire Common Shares made by means of a take-over bid circular where the Common Shares (including Common Shares that may be acquired upon conversion of securities convertible into Common Shares) subject to the offer, together with Common Shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and others acting jointly or in concert therewith), constitute 20% or more of the outstanding Common Shares and that also complies with the following additional provisions:

(a)	the bid must be made to all the holders of Common Shares as registered on the books of the Corporation, other than the offeror; and

(b)

the bid must also contain the following irrevocable and unqualified conditions: (i) no Common Shares will be taken up or paid for prior to the close of business on the 60th day following the date of the bid and then only if more than 50% of the Common Shares held by Independent Shareholders (as defined below) have been deposited or tendered to the bid and not withdrawn, (ii) Common Shares may be deposited pursuant to the bid, unless it is withdrawn, at any time prior to the date Common Shares are first taken up or paid for under the bid, (iii) Common Shares deposited pursuant to the bid may be withdrawn until taken up or paid for, and (iv) if the deposit condition referred to in (b)(i) above is satisfied, the offeror will extend the bid for deposit of Common Shares for at least 10 business days from the date such extension is publicly announced and, if such bid is a partial bid, not take up any Common Shares under the bid until the expiry of such 10 business day period.

“Independent Shareholders” is defined generally as holders of Common Shares other than (i) an Acquiring Person, (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) persons acting jointly or in concert with an Acquiring Person or offeror, and (v) employee benefit, stock purchase or certain other plans or trusts for employees of the Corporation unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Common Shares.

Competing Permitted Bids

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid has been made and prior to expiry of such Permitted Bid that satisfies all of the provisions of a Permitted Bid, except that it must remain open for acceptance until at least the later of (i) 35 days after the date of the bid and (ii) 60 days after the earliest date on which another Permitted Bid then in existence was made, and only if at that date more than 50% of the Common Shares owned by Independent Shareholders have been deposited to the Competing Permitted Bid and not withdrawn.

Redemption and Waiver

Under the Shareholder Rights Plan, the Board of Directors can (i) waive the application of the Shareholder Rights Plan to enable a particular take-over bid to proceed, in which case the Shareholder Rights Plan will be deemed to have been waived with respect to any other take-over bid made prior to the expiry of any bid subject to such waiver, or (ii) with the prior approval of the holders of Common Shares or Rights, as the case may be, redeem the Rights at a redemption price of $0.00001 per Right at any time prior to a Flip-in-Event. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid or a Competing Permitted Bid.

The Board of Directors may also waive the application of the Shareholder Rights Plan in respect of a Flip-in Event if it has determined that the Acquiring Person inadvertently became an Acquiring Person and such Person has agreed to reduce its Beneficial ownership of Common Shares so that the person is no longer an Acquiring Person within 14 days or such other person determined by the Board of Directors.

Protection Against Dilution

The Exercise Price, the number and nature of Common Shares that may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent at:

North American Toll Free Number: 1-866-676-3008

Email: askus@georgeson.com

NORTH AMERICAN ENERGY PARTNERS INC.

FORM OF PROXY

THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT AND WILL BE USED AT THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 5, 2012

The undersigned holder of voting common shares (“Common Shares”) of North American Energy Partners Inc. (the “Corporation”) hereby appoints Rodney J. Ruston, or, failing that person David Blackley, or instead of either of them,                                                                                                                    as proxy, with power of substitution, to attend and vote all Common Shares held by the undersigned and act on behalf of the undersigned at the Special Meeting (the “Meeting”) of the Corporation to be held to be held at the Corporation’s office at 2400 – 500 4th Avenue South West, Calgary, Alberta on the 5th day of April, 2012, at 1:00 p.m. (Mountain Time) and at any adjournment(s) thereof, and at any poll(s) which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting or any adjournment(s) thereof, and without limiting the foregoing, the person named above is directed to vote those Common Shares registered in the name of the undersigned as follows:

The Board of Directors of the Corporation recommends that you vote FOR the Shareholder Rights Plan Resolution

On a resolution to approve, ratify and confirm the shareholder rights plan agreement effective as of October 7, 2011 between the Corporation and CIBC Mellon Trust Company, as rights agent (the “Shareholder Rights Plan Resolution”), the full text of which is set forth in Schedule A to the Management Information Circular of the Corporation dated March 7, 2012 (the “Information Circular”).	FOR ☐	AGAINST ☐

This proxy is solicited on behalf of Management of the Corporation. Where the shareholder has specified a choice above, the Common Shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. Where no choice is specified, the Common Shares will be voted FOR the Shareholder Rights Plan Resolution.

To be effective a completed proxy must be delivered to Proxy Dept., Canadian Stock Transfer Company Inc., P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 (Toll Free: 1-866-781-3111 Canada & US Only) no later than 1:00 p.m. (Mountain Time) on April 4, 2012 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment. The time limit for deposit of proxies may be waived by the Chairman at his discretion without notice.

The undersigned hereby revokes any proxy previously given for the purposes of the Meeting in respect of shares held by the undersigned.

DATED this                  day of                                                          , 2012.

Signature of Shareholder	Name of Shareholder (please print)
(See Notes 2, 3 and 4)

NOTES

1.	Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder of the Corporation, to attend and act on their behalf at the Meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

2.	This Proxy must be signed by the shareholder or the shareholder’s attorney authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person’s authority and must indicate the capacity in which such person is signing.

3.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Proxy.

4.	This Proxy should be signed in the exact manner as the name appears on the Proxy.

5.	If this Proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

6.	The securities represented by this Proxy will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly; however, if such a direction is not made in respect of any matter, this Proxy will be voted for each of the matters referred to in the Proxy.

7.	If any amendments or variations to the matters above referred to or to any other matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters which are not now known to Management of the Corporation should properly come before the Meeting or any adjournment thereof, this Proxy confers discretionary authority on the person voting the Proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

8.	This Proxy should be read in conjunction with the accompanying documentation provided by Management, including the Information Circular.